                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                                 DITECH NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25500T108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Lamassu Holdings L.L.C.
                             Attn: Timothy Leehealey
                                21 Whitesands Dr.
                              Newport Coast, CA  92657
                                 (949) 706-1347
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 20, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Lamassu Holdings L.L.C.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------- -------- ---------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             2,399,845
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           -0-
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                    2,399,845
REPORTING                 -------- ---------------------------------------------

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               -0-
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,399,845

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%(1)

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
---------- ---------------------------------------------------------------------

(1) Based on 26,220,301 shares of common stock of Ditech Networks, Inc. (the "Issuer") outstanding at August 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September July 31, 2008 filed with the Securities and Exchange Commission on September 8, 2008.

SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Timothy Leehealey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             -0-
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,399,845(2)
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                       -0-
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,399,845(2)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,845
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------



(2) Because Mr. Leehealey, as a Managing Member of Lamassu Holdings L.L.C., controls its voting and investment decisions with Samuel Healey its other Managing Member, Mr. Leehealey may be deemed to have beneficial ownership of the shares of Common Stock held by Lamassu Holdings L.L.C.

SCHEDULE 13D
--------------------
CUSIP No.  25500T108
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Samuel Healey
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) | |

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             -0-
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,399,845(3)
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                       -0-
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,399,845(3)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,845
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                | |

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------


(3) Because Mr. Healey, as a Managing Member of Lamassu Holdings L.L.C., controls its voting and investment decisions with Timothy Leehealey its other Managing Member, Mr. Healey may be deemed to have beneficial ownership of the shares of Common Stock held by Lamassu Holdings L.L.C.

ITEM 1.         SECURITY AND ISSUER.
                --------------------

                Common Stock ("Common Stock") of Ditech Networks, Inc.
                  (the "Issuer")
                825 East Middlefield Road
                Mountain View, California 94043

ITEM 2.         IDENTITY AND BACKGROUND.
                ------------------------

(a)(i) Lamassu Holdings L.L.C. (Delaware limited liability company) Mr. Timothy Leehealey (individual residing in California)

   (ii)         Mr. Samuel Healey (individual residing in New York)

(b)(i) 21 Whitesands Dr. Newport Coast, CA 92657 (ii) 600 Mamaroneck Ave., Suite 400 Harrison NY 10528

(c) Mr. Leehealey and Mr. Healey are Managing Members and majority owners of Lamassu Holdings L.L.C. ("Lamassu "). Mr. Leehealey's principal occupation or employment is serving as a Managing Member of Lamassu. Mr. Healey's principal occupation or employment is serving as a Managing Member of Lamassu. Lamassu is primarily engaged in the business of investing in securities.

(d)             N/A

(e)             N/A

(f)             United States

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                --------------------------------------------------

         The source of funding for the purchase of Common Stock was the general working capital of Lamassu. (See the responses set forth in Row 4 on the cover pages for each Reporting Person and Item 2(c).) As of December 1, 2008, the aggregate purchase price of the shares purchased by the Reporting Persons $1,816,263.97. Lamassu's shares of Common Stock are held in a margin account together with other securities, and part of the purchase price of such shares may have been purchased through margin borrowing.

ITEM 4.         PURPOSE OF TRANSACTION.
                ----------------------

         The Reporting Persons acquired the shares of Common Stock based on the Reporting Persons' belief that the Common Stock represent an attractive investment opportunity and for purposes of making a significant investment in the Company. The Reporting Persons have considered or proposed or may consider or propose various alternatives with respect to the Issuer and its investment, including engaging in discussions with management and the Board of Directors of the Issuer, acquiring additional shares (including through a tender offer), proposing a merger or similar transaction between the Issuer and the Reporting Persons or an affiliate of the Reporting Persons, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer and seeking representation on the Board of Directors.

         The Reporting Persons may determine to change their investment intent with respect to the Issuer in the future. In determining whether to sell or retain their shares of Common Stock, the Reporting Persons will take into consideration such factors as it deems relevant, including without limitation Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, capital requirements of the Reporting Persons and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

         Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form
Schedule 13D promulgated under the Act.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.
                  -------------------------------------

(a) With respect to each Reporting Person, see the response set forth in Rows 11 and 13 on the cover pages hereto, including the footnotes thereto.

(b) See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c) The transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days through December 1, 2008 are set forth on Exhibit A. Except as otherwise noted on Exhibit A, each of the transactions were made on the open market.

(d)               Not applicable.

(e)               Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  --------------------------------------------------------
                  WITH RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------------

                  The relationships between Mr. Leehealey, Mr. Healey and Lamassu are described above under Item 2(c) above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                          DOCUMENT
                          --------

     Exhibit A     Certain Transactions

     Exhibit B     Joint Filing Agreement, dated December 1, 2008, among
                   Reporting Persons

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:    December 1, 2008



                             Lamassu Holdings L.L.C.


                               By:  /s/ Timothy Leehealey
                                    ----------------------
                                        Timothy Leehealey
                                        Managing Member


                              By:   /s/ Timothy Leehealey
                                    ----------------------
                                        Timothy Leehealey


                              By: /s/ Samuel Healey
                                    ----------------------
                                        Samuel Healey

                                    EXHIBIT A
                              Certain Transactions


                         TRAN.          QTY          PRICE     TRADE DATE
                          CODE
        Lamassu            BY         277,069       0.7456     10/30/2008
                           BY         123,692        0.87      11/4/2008
                           BY          4,043          0.8      11/10/2008
                           BY          2,700          0.8      11/11/2008
                           BY          10,100       0.8131     11/12/2008
                           BY          5,413        0.8009     11/13/2008
                           BY          3,278        0.8198     11/14/2008
                           BY          6,260          0.8      11/19/2008
                           BY          19,290         0.8      11/20/2008
                           BY*       1,948,000       0.75      11/20/2008
*Negotiated purchase

                                    EXHIBIT B

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D
                            AND ALL FUTURE AMENDMENTS
                                 TO SCHEDULE 13D

         Each of the undersigned hereby agrees to file jointly the Statement on
Schedule 13D to which this Agreement is attached, and any amendments to the Statement on Schedule 13D (the "SCHEDULE 13D") with respect to Common Shares of Ditech Networks, inc. which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement on the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Date:    December 1, 2008

                             Lamassu Holdings L.L.C.


                               By:  /s/ Timothy Leehealey
                                    ----------------------
                                        Timothy Leehealey
                                        General Partner


                              By:   /s/ Timothy Leehealey
                                    ----------------------
                                        Timothy Leehealey


                              By: /s/ Samuel Healey
                                    ----------------------
                                        Samuel Healey



                                      B-1